Exhibit 11.2

Consent of Independent Auditors’

We consent to the inclusion in this Offering Circular of Knowbella Helix Inc., a wholly owned subsidiary of Knowbella Tech LLC (the “Company”) on Form 1-A of our Independent Auditors’ Report, which includes an emphasis of a matter paragraph as to the Company’s ability to continue as a going concern, dated April 17, 2018 with respect to our audits of the financial statements of the Company as of December 31, 2017 and 2016, and for the year ended December 31, 2017 and the period September 1, 2016 (commencement of operations) to December 31, 2016, which will be included and made part of Knowbella Helix Inc.’s Form 1-A filed with the Securities and Exchange Commission.

/s/ Clark Schaefer Hackett & Co.

Clark Schaefer Hackett & Co.

June 6, 2018